EXHIBIT 20.1

FOR IMMEDIATE RELEASE:
---------------------


Contacts:
PLC Systems Inc.                        Noonan/Russo Communications, Inc.
Robert Svikhart                         (212) 696-4455
Chief Financial Officer                 Meredith Milewicz, ext. 228
508-541-8800, ext. 153                  Heather Hennessy, ext. 274
                                        news@noonanrusso.com


                       PLC REPORTS RESULTS FOR FOURTH QUARTER
                          AND YEAR ENDED DECEMBER 31, 1998

FRANKLIN, MA, FEBRUARY 23, 1999 - PLC SYSTEMS INC. (AMEX: PLC), a leader in transmyocardial revascularization (TMR), today reported results for the fourth quarter and year ended December 31, 1998.

Total revenues for the quarter ended December 31, 1998 were $2,453,000 compared to $2,046,000 in the fourth quarter of 1997. The net loss for the quarter ended December 31, 1997 was $3,259,000, or $0.17 per share, compared to a net loss of $5,123,000, or $0.28 per share, in the fourth quarter of 1997.

Total revenues for the year ended December 31, 1998 were $5,693,000 compared to $8,941,000 in 1997. The net loss for the year ended December 31, 1998 was $16,603,000, or $0.86 per share, based on 19.2 million weighted average shares outstanding, compared with a net loss of $14,404,000, or $0.84 per share, based on 17.1 million weighted average shares outstanding, for the year ended December 31, 1997. Cash and equivalents were $4,846,000.

"We continued our trend toward profitability in the fourth quarter," said William C. Dow, president and chief executive officer of PLC. "Fourth quarter revenue increased more than 50% from the third quarter and operating expenses remained flat, resulting in a reduction of nearly 20% in our quarterly loss. Perhaps more importantly, we reduced our burn rate by more than 25%."

"We were pleased with our sales activity in the fourth quarter," added Dow. "We completed 13 transactions with new and existing customers, including a new shipment to the Peoples Republic of China, the sale of an existing system in Germany and contract extensions at two leading domestic teaching hospitals."

At December 31, 1998, PLC had an installed base of 111 systems worldwide, all of which have been designed to be used exclusively in TMR procedures. These systems have been used in more than 4,300 TMR procedures worldwide, which represents the largest number of procedures performed on a single system in the industry.

"Looking forward, we are encouraged by HCFA's decision to provide reimbursement for TMR and the favorable assessment by the Blue Cross and Blue Shield Technology Evaluation Center," added Dow. "We anticipate significant growth during 1999."

Transmyocardial revascularization (TMR) using The Heart Laser System is performed on a beating heart, generally through a small left chest incision. The Heart Laser System is synchronized to the patient's heartbeat and is used to create between 20 and 40 channels through oxygen-deprived muscle, into the heart's left ventricle. It is believed this allows blood to flow into the heart muscle again, despite blocked arteries.

TMR is intended for patients with severe angina refractory to medical management who cannot be adequately treated by other revascularization procedures, such as coronary artery bypass graft (CABG) or percutaneous transluminal coronary angioplasty (PTCA). The FDA's approval was based upon findings from clinical trials of significant reductions in angina, increases in myocardial perfusion and improvement in quality of life measurements among patients with severe angina.

TMR using The Heart Laser System is considered less invasive heart surgery. It usually involves a small left chest incision; generally does not necessitate a blood transfusion; and, because it isperformed on a beating heart, does not require the use of a heart lung machine. Recovery is potentially quicker, less traumatic and less costly than in open-heart procedures.

PLC Systems Inc. is a cardiac revascularization company that is pioneering, developing and supplying the systems and components for TMR. Although not an FDA approved indication, the Company is also investigating TMR as a potential adjunct to cardiac bypass surgery. PLC, founded in 1981, is located in Franklin, Massachusetts.


NOTE: CERTAIN OF THE ABOVE STATEMENTS MAY BE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING COMPETITIVE DEVELOPMENTS, REGULATORY APPROVAL REQUIREMENTS, THE ABILITY TO CONVINCE HEALTH CARE PROFESSIONALS AND THIRD PARTY PAYERS OF THE MEDICAL AND ECONOMIC BENEFITS OF THE HEART LASER SYSTEM, NO ASSURANCE THAT ALL PAYERS WILL REIMBURSE HEALTH CARE PROVIDERS WHO PERFORM TMR PROCEDURES OR THAT REIMBURSEMENT, IF PROVIDED, WILL BE ADEQUATE, AND RISK FACTORS DESCRIBED IN THE COMPANY'S ANNUAL REPORT, SEC FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 1997, AND THE COMPANY'S OTHER SEC REPORTS.


                           (FINANCIAL TABLE FOLLOWS)

                                  PLC SYSTEMS INC.
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except per share data)


                                            Three Months Ended            Year Ended
                                               December 31,              December 31,
                                            -------------------   ---------------------
                                             1998       1997         1998         1997
                                             ----       ----         ----         ----
Revenues:
  Product sales. . . . . . . . . . . . .  $ 1,527     $ 1,281     $  3,088     $ 5,687
  Placement and service fees . . . . . .      926         765        2,605       3,254
                                          -------     -------     --------     -------
     Total revenues. . . . . . . . . . .    2,453       2,046        5,693       8,941

Cost of revenues:
  Product sales. . . . . . . . . . . . .      910         826        1,945       2,721
  Placement and service fees . . . . . .      643         971        2,622       2,595
                                          -------     -------     --------     -------
     Total cost of revenues. . . . . . .    1,553       1,797        4,567       5,316

Gross profit . . . . . . . . . . . . . .      900         249        1,126       3,625

Operating expenses:
  Selling, general and administrative. .    3,397       3,638       13,718      13,049
  Research and development . . . . . . .      875       1,761        4,468       5,158
                                          -------     -------     --------     -------
    Total operating expenses . . . . . .    4,272       5,399       18,186      18,207

Loss from operations . . . . . . . . . .   (3,372)     (5,150)     (17,060)    (14,582)

Other income:
Interest income, net . . . . . . . . . .       46         172          379         346
Other income . . . . . . . . . . . . . .       63          -            63          -
Income (loss) from foreign
  currency, net. . . . . . . . . . . . .        4        (145)          15        (168)
                                          -------     -------     --------     -------

Net loss . . . . . . . . . . . . . . . .  $(3,259)    $(5,123)    $(16,603)   $(14,404)
                                          -------     -------     --------     -------
                                          -------     -------     --------     -------

Basic and diluted loss per share . . . .  $  (.17)    $ ( .28)    $   (.86)   $   (.84)

Shares used to compute basic and
 diluted loss per share. . . . . . . .     19,635      18,170        19,218     17,050

                                 CONDENSED BALANCE SHEET
                                     (In thousands)


                                                      December 31,            December 31,
                                                         1998                     1997
                                                     ------------             ------------
Cash, cash equivalents and
  marketable securities. . . . . . . . .                $4,846                  $16,329
Total current assets . . . . . . . . . .                10,608                   20,680
Total assets . . . . . . . . . . . . . .                16,257                   27,017
Total current liabilities, excluding
  Convertible Debentures . . . . . . . .                 5,537                    7,887
Convertible Debentures . . . . . . . . .                   934                    3,819
Shareholders' equity . . . . . . . . . .                10,662                   19,009



                                      ###